UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,939,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,939,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,248,050
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,248,050
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,248,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,806,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,806,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,806,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,943,580
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,943,580
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,943,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,213,247
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,213,247
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,213,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,156,827
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,156,827
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,156,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,658,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,658,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,658,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,658,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,815,302
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,815,302
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,815,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,527,099
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,527,099
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,527,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,527,099
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,527,099
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,527,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,775,149
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,775,149
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,775,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,775,149
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,775,149
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,775,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,939,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,939,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,939,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,939,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

PN

16

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		60,939,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

60,939,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,939,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,939,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,939,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,939,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 015857105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund III LP, a Cayman Islands exempted limited partnership (“Starboard V&O III Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard X Master Fund II LP, a Cayman Islands exempted limited partnership (“Starboard X Master II”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and Starboard X Master II;
(vi)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(viii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(ix)	Starboard G Fund, L.P., a Delaware limited partnership (“Starboard G LP”), with respect to the Shares directly and beneficially owned by it;
(x)	Starboard Value G GP, LLC (“Starboard G GP”), as the general partner of Starboard G LP;
(xi)	Starboard Value A LP (“Starboard A LP”), as the managing member of Starboard G GP and as the general partner of Starboard V&O III Fund;
(xii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xiii)	Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard X Master II, Starboard L Master, Starboard G LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
20

CUSIP No. 015857105

(xiv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xv)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xvi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xvii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xviii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard X Master II, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard G LP, Starboard G GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301.

(c)       Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP and Starboard X Master II have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP and Starboard X Master II. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard G GP serves as the general partner of Starboard G LP. Starboard A LP serves as the managing member of Starboard G GP and the general partner of Starboard V&O III Fund. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 015857105

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 32,248,050 Shares beneficially owned by Starboard V&O III Fund is approximately $267,629,660, excluding brokerage commissions. The aggregate purchase price of the 3,806,900 Shares beneficially owned by Starboard S LLC is approximately $31,992,268, excluding brokerage commissions. The aggregate purchase price of the 2,943,580 Shares beneficially owned by Starboard C LP is approximately $24,738,513, excluding brokerage commissions. The aggregate purchase price of the 1,658,475 Shares beneficially owned by Starboard L Master is approximately $13,938,278, excluding brokerage commissions. The aggregate purchase price of the 6,527,099 Shares beneficially owned by Starboard G LP is approximately $39,701,795, excluding brokerage commissions The aggregate purchase price of the 8,213,247 Shares beneficially owned by Starboard X Master II is approximately $68,070,622, excluding brokerage commissions. The aggregate purchase price of the 5,541,649 Shares held in the Starboard Value LP Account is approximately $46,571,705, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 688,812,722 Shares outstanding, as of August 9, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Current Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 10, 2023.

A.	Starboard V&O III Fund
(a)	As of the close of business on October 18, 2023, Starboard V&O III Fund beneficially owned 32,248,050 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 32,248,050
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,248,050
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 015857105

(c)	Starboard V&O III Fund has not entered into any transactions in securities of the Issuer during the past sixty days.
B.	Starboard S LLC
(a)	As of the close of business on October 18, 2023, Starboard S LLC beneficially owned 3,806,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,806,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,806,900
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC Fund has not entered into any transactions in securities of the Issuer during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on October 18, 2023, Starboard C LP beneficially owned 2,943,580 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,943,580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,943,580
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in securities of the Issuer during the past sixty days.
D.	Starboard X Master II
(a)	As of the close of business on October 18, 2023, Starboard X Master II beneficially owned 8,213,247 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 8,213,247
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,213,247
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 015857105

E.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and Starboard X Master II, may be deemed the beneficial owner of the (i) 2,943,580 Shares owned by Starboard C LP and (ii) 8,213,247 Shares owned by Starboard X Master II.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 11,156,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,156,827
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on October 18, 2023, Starboard L Master beneficially owned 1,658,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,658,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,658,475
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in securities of the Issuer during the past sixty days.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,658,475 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,658,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,658,475
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days.
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CUSIP No. 015857105

H.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,943,580 Shares owned by Starboard C LP, (ii) 8,213,247 Shares owned by Starboard X Master II and (iii) 1,658,475 Shares owned by Starboard L Master.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 12,815,302
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,815,302
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard G LP
(a)	As of the close of business on October 18, 2023, Starboard G LP beneficially owned 6,527,099 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,527,099
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,527,099
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard G LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard G GP
(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owner of the 6,527,099 Shares owned by Starboard G LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,527,099
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,527,099
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 015857105

K.	Starboard A LP
(a)	Starboard A LP, as the managing member of Starboard G GP and the general partner of Starboard V&O III Fund, may be deemed the beneficial owner of the (i) 6,527,099 Shares owned by Starboard G LP and (ii) 32,248,050 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 38,775,149
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,775,149
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 6,527,099 Shares owned by Starboard G LP and (ii) 32,248,050 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 38,775,149
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,775,149
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Starboard Value LP
(a)	As of the close of business on October 18, 2023, 5,541,649 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 6,527,099 Shares owned by Starboard G LP, (vi) 8,213,247 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.8%

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CUSIP No. 015857105

(b)	1. Sole power to vote or direct vote: 60,939,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,939,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
N.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 6,527,099 Shares owned by Starboard G LP, (vi) 8,213,247 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 60,939,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,939,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 6,527,099 Shares owned by Starboard G LP, (vi) 8,213,247 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 60,939,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,939,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 015857105

P.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 6,527,099 Shares owned by Starboard G LP, (vi) 8,213,247 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 60,939,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60,939,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Q.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 32,248,050 Shares owned by Starboard V&O III Fund, (ii) 3,806,900 Shares owned by Starboard S LLC, (iii) 2,943,580 Shares owned by Starboard C LP, (iv) 1,658,475 Shares owned by Starboard L Master, (v) 6,527,099 Shares owned by Starboard G LP, (vi) 8,213,247 Shares owned by Starboard X Master II, and (vii) 5,541,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,939,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,939,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard G LP and Starboard X Master II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 015857105

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 21,573,430 Shares, listed call options with respect to 14,800 Shares and listed put options with respect to 115,100 Shares as of June 30, 2023, which would represent beneficial ownership over approximately 3.2% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on August 10, 2023 and August 9, 2023. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 19, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated October 19, 2023.

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CUSIP No. 015857105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD X MASTER FUND II LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD G FUND, L.P

By: Starboard Value G GP, LLC,

its general partner

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

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CUSIP No. 015857105

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 015857105

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD X MASTER FUND II LP

Purchase of Common Stock	704,000	7.5602	08/30/2023
Purchase of Common Stock	10,144	6.8702	09/22/2023
Purchase of Common Stock	24,304	6.8479	09/22/2023
Purchase of Common Stock	10,780	6.8173	09/25/2023
Purchase of Common Stock	26	6.9313	09/25/2023
Purchase of Common Stock	9,753	6.7983	09/26/2023
Purchase of Common Stock	19,545	6.7200	09/26/2023
Purchase of Common Stock	9,168	6.6255	09/26/2023
Purchase of Common Stock	11,704	6.4396	09/27/2023
Purchase of Common Stock	7,802	6.3235	09/27/2023
Purchase of Common Stock	9,909	6.3353	09/27/2023
Purchase of Common Stock	11,704	6.1061	09/28/2023
Purchase of Common Stock	7,802	6.0350	09/28/2023
Purchase of Common Stock	4,877	6.0027	09/28/2023
Purchase of Common Stock	11,314	5.9302	09/29/2023
Purchase of Common Stock	13,069	5.9510	09/29/2023

CUSIP No. 015857105

STARBOARD G FUND, L.P.

Purchase of Common Stock	249,870	6.8702	09/22/2023
Purchase of Common Stock	598,682	6.8479	09/22/2023
Purchase of Common Stock	265,557	6.8173	09/25/2023
Purchase of Common Stock	637	6.9313	09/25/2023
Purchase of Common Stock	240,247	6.7983	09/26/2023
Purchase of Common Stock	481,455	6.7200	09/26/2023
Purchase of Common Stock	225,832	6.6255	09/26/2023
Purchase of Common Stock	288,296	6.4396	09/27/2023
Purchase of Common Stock	192,198	6.3235	09/27/2023
Purchase of Common Stock	244,091	6.3353	09/27/2023
Purchase of Common Stock	288,296	6.1061	09/28/2023
Purchase of Common Stock	192,198	6.0350	09/28/2023
Purchase of Common Stock	120,123	6.0027	09/28/2023
Purchase of Common Stock	278,686	5.9302	09/29/2023
Purchase of Common Stock	321,931	5.9510	09/29/2023
Purchase of Common Stock	250,000	5.6381	10/02/2023
Purchase of Common Stock	350,000	5.5504	10/03/2023
Purchase of Common Stock	50,000	5.6818	10/05/2023
Purchase of Common Stock	58,000	5.5806	10/06/2023
Purchase of Common Stock	31,000	5.7070	10/09/2023
Purchase of Common Stock	400,000	5.6517	10/17/2023
Purchase of Common Stock	100,000	5.6127	10/17/2023
Purchase of Common Stock	150,000	5.4632	10/18/2023
Purchase of Common Stock	1,150,000	5.3038	10/18/2023